UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 30, 2017

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate East

2 Namtai Road, Gushu, Xixiang

Baoan District, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: October 30, 2017	By:	/s/ M.K. Koo
Name: M. K. Koo
Title: Executive Chairman

THIRD QUARTER NEWS RELEASE

Investor relations contact:	Please refer to the Nam Tai website (www.namtai.com)
Mr. Kevin McGrath	or the SEC website (www.sec.gov) for Nam Tai press releases
Managing Partner of Cameron Associates	and financial statements.
Tel.:212.245.4577
E-mail: kevin@cameronassoc.com

NAM TAI PROPERTY INC.

Reports Q3 2017 Results

SHENZHEN, PRC – October 30, 2017 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) today announced its unaudited results for the third quarter ended September 30, 2017.

KEY HIGHLIGHTS

(In thousands of US dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Nine Months Results
	Q3 2017	Q3 2016	YoY(%)(c)	9M 2017	9M 2016	YoY(%)(c)
Operation income	$529	$614	(14)	$1,664	$1,905	(13)
Net operation income	$529	$614	(14)	$1,664	$1,165	43
% of operation income	100.0%	100.0%		100.0%	61.2%
Operating loss	$(1,627)	$(1,651)	—	$(5,354)	$(5,176)	—
% of operation income	(307.6)%	(268.9)%		(321.8)%	(271.7)%
per share (diluted)	$(0.04)	$(0.04)	—	$(0.14)	$(0.14)	—
Net income (loss)(a)(b)	$2,522	$(1,315)	—	$6,421	$(4,299)	—
% of operation income	476.7%	(214.2)%		385.9%	(225.7)%
Basic income (loss) per share	$0.07	$(0.04)	—	$0.18	$(0.12)	—
Diluted income (loss) per share	$0.07	$(0.04)	—	$0.17	$(0.12)	—
Weighted average number of shares (’000)
Basic	36,927	36,847		36,656	36,749
Diluted	37,731	36,847		37,332	36,749

 Notes:

(a)

Net income for the three months ended September 30, 2017 mainly included exchange gain of $2.6 million as a result of the appreciation of Renminbi against the US dollar in Q3 2017, interest income of $1.7 million earned from time deposits and net operation income of $0.5 million, but partly offset by general and administrative expenses of $2.2 million.

(b)

Net income for the nine months ended September 30, 2017 mainly included exchange gain of $6.2 million as a result of the appreciation of Renminbi against the US dollar during the nine months ended September 30, interest income of $6.0 million earned from time deposits, and net operation income of $1.7 million, but partly offset by general and administrative expenses of $7.0 million.

(c)	Percentage change is not applicable if either of the two periods contains a loss.
(d)

Capitalization on project investment was $7.4 million for Q3 2017, totaling $12.3 million for the nine months ended September 30, 2017 and our accumulated project investment was $51.7 million up to September 30, 2017, which was recorded under the account of real estate properties under development in the balance sheet as at September 30, 2017.

(e)

This information has been published on the Company’s website http://www.namtai.com/investors#investors/quarterly_earnings under the quarterly earnings report of Q3 2017 on page 7, Condensed Consolidated Statements of Comprehensive Income.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE THIRD QUARTER OF 2017

Key Highlights of Financial Position

	As at September 30,	As at December 31,	As at September 30,
	2017	2016	2016
Cash, cash equivalents and short term investments	$171.4 million(a)(b)	$184.2 million	$192.1million
Ratio of cash(c) to current liabilities	13.81	14.79	77.78
Current ratio	15.72	16.63	87.42
Ratio of total assets to total liabilities	21.29	19.98	104.31
Return on equity	3.5%	(3.8)%	(2.2)%
Ratio of total liabilities to total equity	0.05	0.05	0.01

Notes:

(a)

As compared with December 31, 2016, the decrease of $12.8 million in the cash, cash equivalents and short-term investments was mainly due to the payments of $13.4 million for new office premises, $7.7 million for dividend payment, and $4.9 million being made for land development project and accordingly was recorded under the account of real estate properties under development in the balance sheet as at September 30, 2017, partly offset by the exchange gain of $7.6 million as a result of the appreciation of Renminbi against the US dollar during the nine months ended September 30, 2017, and proceeds of $3.9 million from shares issued for the exercise of share options.

(b)

As compared with September 30, 2016, the decrease of $20.7 million in the cash, cash equivalents and short-term investments was mainly due to the payments of $13.4 million for new office premises, $8.4 million for dividend payment, $5.8 million being made for land development project and accordingly was recorded under the account of real estate properties under development in the balance sheet as at September 30, 2017, partly offset by the proceeds of $3.9 million from shares issued for the exercise of share options, and the exchange gain of $2.6 million as a result of the appreciation of Renminbi against the US dollar from September 30, 2016 to September 30, 2017.

(c)

Cash in the financial ratio included cash, cash equivalents and short-term investments in the amount of $171.4 million, $184.2 million and $192.1 million as at September 30, 2017, December 31, 2016 and September 30, 2016, respectively.

OPERATING RESULTS

Operation income for the third quarter of 2017 and the same quarter of last year were mainly derived from the rental of properties and lands located in Shenzhen. Operating loss for the third quarter of 2017 was $1.6 million, a decrease of $0.1 million, compared to operating loss of $1.7 million in the third quarter of 2016.

Net income for the third quarter of 2017 was $2.5 million mainly represented by an exchange gain of $2.6 million as a result of the appreciation of Renminbi against the US dollar in the third quarter of 2017, interest income of $1.7 million earned from time deposits and net operation income of $0.5 million, but partly offset by general and administrative expenses of $2.2 million, for an earning of $0.07 per diluted share. Compared to the financial results for the same period in 2016, the net loss then of $1.3 million mainly represented an exchange loss of $0.8 million as a result of the depreciation of Renminbi against the US dollar in the third quarter of 2016 and general and administrative expenses of $2.3 million, but partly offset by the interest income of $1.3 million earned from time deposits and net operation income of $0.6 million, for a loss of $0.04 per diluted share.

Net income for the nine months ended September 30, 2017 was $6.4 million mainly represented by an exchange gain of $6.2 million as a result of the appreciation of Renminbi against the US dollar during the nine months ended September 30, 2017, interest income of $6.0 million earned from time deposits and net operation income of $1.7 million, but partly offset by general and administrative expenses of $7.0 million, for an earning of $0.17 per diluted share. Compared to the financial results for the same period in 2016, the net loss then of $4.3 million mainly represented general and administrative expenses of $6.3 million and exchange loss of $3.1 million as a result of the depreciation of Renminbi against the US dollar during the nine months ended September 30, 2016, but partly offset by the interest income of $4.2 million earned from time deposits and net operation income of $1.2 million, for a loss of $0.12 per diluted share.

As the majority of our assets are denominated in Renminbi, the translation of Renminbi denominated assets to US dollars for reporting purposes has resulted in foreign exchange gain for the nine months ended September 30, 2017. Due to the fluctuation of exchange rate for Renminbi against the US dollar, foreign exchange gain for the nine months ended September 30, 2017 was $6.2 million, or approximately 96% of the amount of our net income for this period. However, since the majority of our payment obligations are also denominated in Renminbi, we do not expect the movement of Renminbi against the US dollar to materially and adversely impact our business. Nevertheless, investors should consider that the purchasing power of US dollar figures for cash and cash equivalents and other short-term investments is not identical from period to period.

Capitalization on project investment was $7.4 million for Q3 2017, totaling $12.3 million for the nine months ended September 30, 2017 and our accumulated project investment was $51.7 million up to September 30, 2017, which was recorded under the account of real estate properties under development in the balance sheet as at September 30, 2017.

Our business of land development is currently in the preparatory stage where it takes time to apply for the relevant licenses and permits from the PRC government. During this preparatory stage of the land development, our only sources of income are from limited deposit interest and rental income; therefore, we expect to continue to incur losses during this stage.

Please see page 7 of the Company’s Condensed Consolidated Statements of Comprehensive Income for further details. This information has also been published on the Company’s website at http://www.namtai.com/investors#investors/quarterly_earnings in the quarterly earnings report of Q3 2017 on page 7, Condensed Consolidated Statements of Comprehensive Income.

COMPANY OUTLOOK

The development of Nam Tai Inno Park in Guangming, Shenzhen, and Nam Tai Inno City in Gushu, Shenzhen, continues to proceed smoothly, without any material set-back and within the Company’s expected schedule.

Based on the most recent filing by Kaisa Group Holdings Ltd. (“Kaisa”), following its purchase of shares from our chairman, Mr. Koo, and from the public market, Kaisa currently holds approximately 20.7% of our outstanding share capital. The Company has begun certain strategic cooperation with Kaisa, including hiring a number of engineers and real estate professionals from Kaisa to join the Company as officers and employees. With the injection of this new team, the Company has significantly increased its execution ability and has become less reliant on external consultants. It is expected that the Company will continue from time to time to consult with Kaisa based on its knowledge and experience in the areas of construction and real estate development. In addition, the Company’s board of directors has also appointed Mr. Ying Chi Kwok, a co-founder of Kaisa, and Mr. Julian Lin, its current CEO, to the board as executive directors. Summaries of their professional experience are available on the Company’s website.

The construction of Nam Tai Inno Park continues with the excavation of its foundation and pile driving during the third quarter of 2017. The Company has also been fine tuning certain schematic designs with its architectural design firm, Ronald Lu and Partners, and external project management company, WSP, to increase its construction efficiency and achieve higher aesthetic value. The Company expects to select the main construction contractor for Nam Tai Inno Park before the end of 2017, who will commence work in the beginning of 2018.

For Nam Tai Inno City, the Company has afforded its new engineers and executives the opportunity to continue to conduct a thorough review of its construction and marketing plans. The Company also plans to select the architectural design firm for the Inno City project during the fourth quarter of 2017. In line with the previously announced schedule, the demolishing of the Company’s old factory buildings will commence in the fourth quarter of 2017.

As for the Company’s Wuxi facilities, its factory building continues to be listed for sale and the Company has also been in discussions with several potential buyers. To maximize the sales value, the Company is also reviewing additional venues for auction.

The Company purchased new office premises for a total amount of $13.4 million in April 2017. The Company will move its headquarters to this new location after completing the demolishing of the existing headquarters in the first half of 2018.

Following below are summaries of our Nam Tai Inno Park and Nam Tai Inno City projects:

Part I: Gross Floor Areas for the Two Projects:

	Inno Park		Inno City
	(In square meters, except plot ratios)
Land area	103,739		52,625
Plot ratios	2.59		6.00
	Office	175,406	Office + Soho	187,880
	Apartment	61,000	Apartment	48,300
Gross floor area (GFA)	Commercial	28,594	Commercial	25,000
	Other	4,159	Other	7,200
		269,159		268,380
Underground floor area	62,673		80,000
Total construction floor area (CFA)		331,832		348,380
Remark	The above figures are subject to adjustment upon the final approval of the relevant authorities in China.

Part II: Timetable for the Two Projects:

	Main Certificates	Estimated Completion Time
		Inno Park	Inno City	2017	2018	2019	2020	2021
A	Land Use Permit	Obtained Jun. 4, 2015	Apr. 2018
B	Land Certificate	Obtained Sep. 21, 2015	Jun. 2018
C	Planning Permit for Construction Engineering	Obtained Aug. 29, 2017	Dec. 2018
D1	Early Construction Permit for Pile Foundation	Obtained May 5, 2017	N/A
D2	Construction Permit for Main Project	Dec. 2017	Jan. 2019
D3	Main Construction Acceptance	Jun. 2019	Sep. 2020
D4	Construction Completion	Oct. 2019	Jan. 2021
E	Real Estate Certificate	Apr. 2020	Dec. 2020
Remark
1. Triangles represent “Inno Park”, while stars are for “Inno City”.
2. The construction of “Inno Park” has commenced from April 2017.
3. The construction of “Inno City” is expected to commence before December 2018.

Part III: Budgetary Estimate for the Two Projects:

	Total Cost	Inno Park	Inno City
		(US$ in million)
1	Construction Cost	312	415
2	Operation Cost	69	43
	Total	$ 381	$ 458

	Remark

The $839 million Schematic Design Estimation was prepared by our quantity surveyor, Currie & Brown, based on a schematic design originally prepared by our architectural design firm. This estimate will be used by us for cost control purposes to monitor the costs of design, construction, and other operations.

This estimation does not include the costs of marketing and interior furnishing and makes no adjustment for inflation or financing costs. If the developed properties are offered for sale, the costs would also have to include payment for land appreciation tax.

Potential Risks in Our Business

We currently derive a majority of our income from rental and interest income but please note that our rental income will cease after October 2017. Since 2016, we have seen a stabilizing trend on the benchmark interest rates in China. However, due to the current economic conditions in China, we expect the People’s Bank of China (“PBOC”) to keep Renminbi-denominated official time deposit interest rates in China at a low level throughout 2017. We expect to continue to incur operating losses in the fourth quarter of 2017 and beyond. With this lower interest rate and cessation of rental income, we expect our income offset against these operating losses to materially decrease in future periods, which will accelerate the current decline of our cash and cash equivalents and other short-term investments.

We have only become a real estate developer after our electronic manufacturing businesses ceased in 2014. To ensure our successful transformation, we have engaged external advisors and sought potential strategic partners and investors, including Kaisa, to support our projects. We cannot assure you our efforts are sufficient in carrying out a transformation of this magnitude. Our Chairman, Mr. Koo, is 74 years old. Mr. Koo has begun his transition towards retirement in anticipation of age and health issues. We cannot assure you that our transition planning can be carried out smoothly, or that any successor will be able to manage our Company as effectively.

As the majority of our assets are denominated in Renminbi, the translation of Renminbi-denominated assets to US dollars for our reporting purposes has resulted in a foreign exchange gain in this quarter. As such, we do expect to see fluctuations in the reporting of foreign exchange loss/gain in the financial statements due to the movement of Renminbi against the US dollar. However, as a majority of our payments are in Renminbi, we also do not expect the movement of Renminbi against the US dollar to adversely impact our business. Nevertheless, investors should consider that the purchasing power of US dollar figures for cash and cash equivalents and other short-term investments is not identical from period to period.

In order for the projects to proceed smoothly and start ahead of schedule, we will need to access additional funding. To do so, the Company will negotiate loans and credit lines with financial banks for the implementation of funds needed to assist in future development of the projects. These debt instruments often contain covenants limiting our flexibility in operating our business and can contain requirements that we meet certain milestones in our project development. There can be no assurance that we can successfully enter into these instruments with financial institution or that, if we do, we will be able to comply with the covenants or milestones these instruments may require. Failure to enter into these loans or credit lines or to comply with any terms required by this funding may delay our developments as we seek alternative sources of funding or prevent us from completing the developments entirely.

As of end of September, 2017, we have a total cash balance of $171.4 million and no debt. With our current cash position, we believe our finances remain healthy to fund the initial stages of these property development projects in the fourth quarter of 2017 and throughout 2018. All of our land development related applications are subject to government policies and regulations in the real estate market. As this is our first venture into the land development projects after the cessation of our LCM business, we may encounter industry-specific difficulties that result in losses as we progress with our projects in Shenzhen. As we are currently in the planning stage of our property projects, and can only generate limited income from deposit interest income and rental income, we will continue to record operating losses. Cash on hand is expected to drop continuously, but most of the incurred expenses related to construction will be for project development, which will be capitalized as real estate properties under development (non-current asset) on our balance sheet. For more information on risks in our business, please refer to the Risk Factors section of our 2016 Annual Report on Form 20-F as filed with the SEC and on our website.

According to our project development plan, project investment for Q4 2017 is estimated to be $8.3 million, and project investment for the year of 2018 is estimated to be $153 million.

The information contained in or that can be accessed through the website mentioned in this announcement does not form part of this announcement.

PAYMENT OF QUARTERLY DIVIDENDS FOR 2017 AND 2018

As announced on December 12, 2016, the Company set the payment schedule of quarterly dividends for 2017. The dividend for Q4 2017 was paid on October 20, 2017.

The following table updates the previously announced schedule for declaration and payment of quarterly dividends in 2017.

Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2017	December 31, 2016	January 20, 2017	$0.07	Paid
Q2 2017	March 31, 2017	April 20, 2017	$0.07	Paid
Q3 2017	June 30, 2017	July 20, 2017	$0.07	Paid
Q4 2017	September 30, 2017	October 20, 2017	$0.07	Paid
Full Year 2017			$0.28

The Company announced today that its board of directors authorized a plan, same as 2017, to distribute annual dividends of $0.28（$0.07 x 4）per outstanding share of the Company’s common stock, effective from the first quarter of 2018. After extensive review, the board of directors determined that the distribution of an annual dividend of $0.28, which further enhances our dividend distribution program at a competitive level, is a prudent, in view of the fact that the property market in China, especially in Shenzhen, is booming with stable growth in the following years, we believe that the development of the two land parcels will be successful with reasonable and satisfactory profits in the future. The Company recognizes the importance of dividends to our shareholders and the significance of this decision, and believes it is the right action at this time given the highly competitive market environment to further strengthen the Company for the long-term, while still providing an attractive dividend.

Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2018	December 31, 2017	January 19, 2018	$0.07
Q2 2018	March 31, 2018	April 20, 2018	$0.07
Q3 2018	June 30, 2018	July 20, 2018	$0.07
Q4 2018	September 30, 2018	October 19, 2018	$0.07
Full Year 2018			$0.28

PROPOSED SCHEDULE FOR RELEASE OF QUARTERLY FINANCIAL RESULTS FOR 2018

To maintain the efficiency of delivering the Company’s quarterly financial results to the market, the Company’s management has decided to follow approximately the same schedule of 2017 to release the quarterly financial results for 2018. Details of the expected quarterly release dates are as follows:

Announcements of Financial Results

Quarter	Date of release
Q1 2018	May 7, 2018 (Monday)
Q2 2018	July 30, 2018 (Monday)
Q3 2018	November 5, 2018 (Monday)
Q4 2018	January 28, 2019 (Monday)

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “seek”, “believe” or “timetable”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, delay in the Company’s ability to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of two parcels of properties in Guangming, Shenzhen, and Gushu, Shenzhen, respectively, and the successful redevelopment of the two parcels of properties into Nam Tai Inno Park and Nam Tai Inno City; the sufficiency of the Company’s cash position and other sources of liquidity to fund its property developments; continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Report filed from time to time on Form 6-K. The Company’s decision to continue dividend payments in 2017 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared depends upon the Company’s future growth and earnings, of which there can be no assurance, as well as the Company’s cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2017, what amount those dividends may be or whether such dividends, once declared for a specific period, will continue for any future period, or at all; and whether we will purchase any of our shares in the open markets or otherwise. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this press release; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer. We hold two parcels of land located in Guangming and Gushu, Shenzhen, China. We are converting these two parcels of land that formerly housed the manufacturing facilities of our prior businesses into high-tech research and development centers, Nam Tai Inno Park and Nam Tai Inno City. We expect our principal income in the future will be derived from rental income from these research and development centers. Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”).

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(In Thousands of US dollars except share and per share data)

	Unaudited Three months ended September 30,		Unaudited Nine months ended September 30,
	2017	2016	2017	2016
Operation income (1)	$529	$614	$1,664	$1,905
Operation expense	—	—	—	740
Net operation income	529	614	1,664	1,165
Costs and expenses
General and administrative expenses	2,156	2,265	7,018	6,341
	2,156	2,265	7,018	6,341
Operating loss	(1,627)	(1,651)	(5,354)	(5,176)
Other income (expenses), net (2)	2,472	(925)	5,774	(3,274)
Interest income	1,677	1,261	6,001	4,151
Income (loss) before income tax	2,522	(1,315)	6,421	(4,299)
Consolidated net income (loss)	2,522	(1,315)	6,421	(4,299)
Other comprehensive income	—	—	—	—
Consolidated comprehensive income (loss) (3)	$2,522	$(1,315)	$6,421	$(4,299)
Earnings (loss) per share
Basic	$0.07	$(0.04)	$0.18	$(0.12)
Diluted	$0.07	$(0.04)	$0.17	$(0.12)
Weighted average number of shares (’000)
Basic	36,927	36,847	36,656	36,749
Diluted	37,731	36,847	37,332	36,749

Notes:

(1)	The property at phase 2 in Gushu has been rented to a third party lessee with a term of three and a half years ending in October 2017.
(2)	Other incomes (expenses), net, include an exchange gain of $2.6 million, partly offset by loss from Wuxi operations of $0.1 million for the three months ended September 30, 2017.
(3)

Consolidated comprehensive income for the three months ended September 30, 2017 mainly include an exchange gain of $2.6 million as a result of the appreciation of Renminbi against the US dollar in the third quarter of 2017, interest income of $1.7 million earned from time deposits and net operation income of $0.5 million, partly offset by general and administrative expenses of $2.2 million.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(In Thousands of US dollars)

	Unaudited September 30,	Audited December 31,
	2017	2016
ASSETS
Current assets:
Cash and cash equivalents(1)	$161,407	$94,558
Short term investments(1)	10,018	89,624
Prepaid expenses and other receivables	3,887	4,034
Assets held for sale	19,770	18,970
Total current assets	195,082	207,186
Real estate properties under development, net(2)	51,671	37,779
Property, plant and equipment, net	17,269	3,735
Other assets	106	101
Total assets	$264,128	$248,801
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$7,924	$845
Accrued expenses and other payables	1,889	1,405
Dividend payable	2,596	10,205
Total current liabilities	12,409	12,455
EQUITY
Shareholders’ equity:
Common shares	371	364
Additional paid-in capital	246,490	241,536
Retained earnings	12,967	6,607
Accumulated other comprehensive loss(3)	(8,109)	(12,161)
Total shareholders’ equity	251,719	236,346
Total liabilities and shareholders’ equity	$264,128	$248,801

Note:

(1)

According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months in amount of $10.0 million and $89.6 million as at September 30, 2017 and December 31, 2016, respectively, are not classified as cash and cash equivalents but are separately disclosed as short-term investments in the balance sheet.

(2)

Capitalization on project investment was $7.4 million for Q3 2017, totaling $12.3 million for the nine months ended September 30, 2017 and our accumulated project investment was $51.7 million up to September 30, 2017.

(3)	Accumulated other comprehensive loss represented foreign currency translation adjustment.

NAM TAI PROPERTY INC.

CONSENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(In Thousands of US dollars)

	Unaudited Three months ended September 30,		Unaudited Nine months ended September 30,
	2017	2016	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income (loss)	$2,522	$(1,315)	$6,421	$(4,299)
Adjustments to reconcile consolidated net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment, land use rights and other assets	85	86	244	1,755
Gain on disposal of property, plant and equipment	—	(7)	(41)	(14)
Gain on disposal of idle property, plant and equipment	—	(8)	—	(8)
Share-based compensation expenses	220	381	823	647
Unrealized exchange (gain) loss	(3,936)	(1,251)	(6,186)	122
Changes in current assets and liabilities:
(Increase) Decrease in prepaid expenses and other receivables	(106)	(801)	167	(656)
Decrease in accounts payable	—	(287)	—	—
(Decrease) Increase in accrued expenses and other payables	(1,012)	(356)	423	(1,539)
Total adjustments	(4,749)	(2,243)	(4,570)	307
Net cash (used in) provided by operating activities	$(2,227)	$(3,558)	$1,851	$(3,992)
CASH FLOWS FROM INVESTING ACTIVITIES
Payments for real estate properties under development	$(1,899)	$(1,419)	$(4,870)	$(4,674)
Purchase of property, plant & equipment	(6)	(109)	(135)	(525)
Decrease (Increase) in deposits for real estate properties under development	11	7	(155)	283
Decrease (Increase) in deposits for purchase of property, plant and equipment	—	117	(13,383)	4
Proceeds from disposal of property, plant and equipment	—	7	67	14
Proceeds from disposal of idle property, plant and equipment	—	8	—	8
Cash received from finance lease receivable	—	—	—	1,371
Decrease (Increase) in short term investments	44,715	(48,726)	79,659	(52,620)
Net cash provided by (used in) investing activities	$42,821	$(50,115)	$61,183	$(56,139)
CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(2,562)	$(734)	$(7,670)	$(2,202)
Proceeds from shares issued for option exercise	3,011	3,289	3,885	3,289
Share repurchase program	—	(6,259)	—	(6,259)
Net cash provided by (used in) financing activities	$449	$(3,704)	$(3,785)	$(5,172)
Net increase (decrease) in cash and cash equivalents	$41,043	$(57,377)	$59,249	$(65,303)
Cash and cash equivalents at beginning of period	115,985	145,887	94,558	157,371
Effect of exchange rate changes on cash and cash equivalents and short term investments	4,379	1,029	7,600	(2,529)
Cash and cash equivalents at end of period	$161,407	$89,539	$161,407	$89,539

NAM TAI PROPERTY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(In Thousands of US dollars)

1.

These financial statements, including the consolidated balance sheet as of December 31, 2016, which was derived from audited financial statements, do not include all of the information and notes required by U.S. Generally Accepted Accounting Principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2016.

2.

In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year.

3.

Accumulated other comprehensive loss represents foreign currency translation adjustments. The consolidated comprehensive income (loss) was $2,522 and $(1,315) for the three months ended September 30, 2017 and 2016, respectively, and was $6,421 and $(4,299) for the nine months ended September 30, 2017 and 2016, respectively.

4.	A summary of the operation income, other income (expenses), net, net income (loss) and long-lived assets by geographical areas is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
OPERATION INCOME WITHIN:
-PRC, excluding Hong Kong	$529	$614	$1,664	$1,905
OTHER INCOME (EXPENSES), NET:
- Gain (loss) on exchange difference	$2,624	$(776)	$6,163	$(3,093)
- Interest income from finance lease receivable	—	—	—	16
- Gain on disposal of idle property, plant, and equipment		8		8
- Loss from Wuxi operations	(167)	(166)	(463)	(470)
- Others	15	9	74	265
Total other income (expenses), net	$2,472	$(925)	$5,774	$(3,274)
NET INCOME (LOSS) FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$(635)	$(362)	$(1,467)	$(1,960)
- Hong Kong	3,157	(953)	7,888	(2,339)
Total net income (loss)	$2,522	$(1,315)	$6,421	$(4,299)

	September 30,2017	December 31, 2016
LONG-LIVED ASSETS WITHIN:
- Real estate properties under development in PRC, excluding Hong Kong	$51,671	$37,779
- Property, plant and equipment in PRC, excluding Hong Kong	14,124	507
- Hong Kong	3,145	3,228
Total long-lived assets	$68,940	$41,514